UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Brilliant Earth Group, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

109504100

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Mainsail GP III, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 31,838,846
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 31,838,846

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,838,846(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 72.08%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)

Represents 31,838,846 shares of Class A Common Stock issuable upon the exchange of an equal number of limited liability company units of Brilliant Earth, LLC (“Units”). Upon exchange of Units for Class A Common Stock, an equal number of shares of the Issuer’s Class B common stock (“Class B Common Stock”) will be delivered to the Issuer and cancelled for no consideration.

(2)

Calculated based on (i) 12,269,690 shares of Class A Common Stock outstanding as of November 6, 2023, as reported on the Issuer’s Form 10-Q filed on November 9, 2023 and (ii) 31,900,771 shares of Class A Common Stock issuable in respect of the shares of Class B Common Stock and Units.

1.	Names of Reporting Persons Mainsail Partners III, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 31,150,165
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 31,150,165

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,150,165(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 70.52%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 31,150,165 shares of Class A Common Stock issuable upon exchange of an equal number of Units.
(2)

Calculated based on (i) 12,269,690 shares of Class A Common Stock outstanding as of November 6, 2023, as reported on the Issuer’s Form 10-Q filed on November 9, 2023 and (ii) 31,900,771 shares of Class A Common Stock issuable upon exchange of an equal number of Units.

1.	Names of Reporting Persons Mainsail Co-Investors III, L.P.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 688,681
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 688,681

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 688,681(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 1.56%(2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Represents 688,681 shares of Class A Common Stock issuable upon exchange of an equal number of Units.
(2)

Calculated based on (i) 12,269,690 shares of Class A Common Stock outstanding as of November 6, 2023, as reported on the Issuer’s Form 10-Q filed on November 9, 2023 and (ii) 31,900,771 shares of Class A Common Stock issuable upon exchange of an equal number of Units.

1.	Names of Reporting Persons MAINSAIL INCENTIVE PROGRAM, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 61,925
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 61,925

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 61,925(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0.14%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Represents 61,925 shares of Class A Common Stock issuable upon exchange of an equal number of Units.
(2)

Calculated based on (i) 12,269,690 shares of Class A Common Stock outstanding as of November 6, 2023, as reported on the Issuer’s Form 10-Q filed on November 9, 2023 and (ii) 31,900,771 shares of Class A Common Stock issuable upon exchange of an equal number of Units.

1.	Names of Reporting Persons MAINSAIL MANAGEMENT COMPANY, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 61,925
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 61,925

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 61,925(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 0.14%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Represents 61,925 shares of Class A Common Stock issuable upon exchange of an equal number of Units.
(2)

Calculated based on (i) 12,269,690 shares of Class A Common Stock outstanding as of November 6, 2023, as reported on the Issuer’s Form 10-Q filed on November 9, 2023 and (ii) 31,900,771 shares of Class A Common Stock issuable upon exchange of an equal number of Units.

1.	Names of Reporting Persons Gavin Turner
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 31,900,771
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 31,900,771

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,900,771(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 72.22%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Represents 31,900,771 shares of Class A Common Stock issuable upon exchange of an equal number of Units.
(2)

Calculated based on (i) 12,269,690 shares of Class A Common Stock outstanding as of November 6, 2023, as reported on the Issuer’s Form 10-Q filed on November 9, 2023 and (ii) 31,900,771 shares of Class A Common Stock issuable upon exchange of an equal number of Units.

Item 1(a).	Name of Issuer

Brilliant Earth Group, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

300 Grant Avenue, Third Floor

San Francisco, CA 94108

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Mainsail GP III, LLC (“GP III”)

(ii)	Mainsail Partners III, L.P. (“MP III”)

(iii)	Mainsail Co-Investors III, L.P. (“MCOI”)

(iv)	Mainsail Incentive Program, LLC (“MIP”)

(v)	Mainsail Management Company, LLC (“MMC”)

(vi)	Gavin Turner

Item 2(b).	Address of the Principal Business Office, or if none, Residence

500 West 5th Street, Suite 1100

Austin, TX 78701

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A Common Stock

Item 2(e).	CUSIP Number

109504100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

The reported securities are held directly by MP III, MCOI and MIP. The general partner of each of MP III and MCOI is GP III, whose three-member investment committee acts by a majority vote, with Gavin Turner possessing a veto right with respect to the voting and dispositive power of the securities held by MP III and MCOI. MMC is the managing member of MIP, and Gavin Turner, through Mainsail Management Company Holdings, LLC, is the indirect manager of MMC. As such, Gavin Turner has voting and dispositive control over, and may be deemed to beneficially own, the reported securities.

This Statement shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) and 13(g), beneficial owners of the reported securities.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2024

MAINSAIL GP III, LLC

By:	/s/ Gavin Turner
Name:	Gavin Turner
Title:	Managing Director

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 11, 2022, by and among the Reporting Persons (incorporated herein by reference to Exhibit A of the statement on Schedule 13G filed by the Reporting Persons on February 11, 2022).